Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

BJ’s Wholesale Club Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05550J101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05550J101	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons CVC European Equity V Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 28,502,024
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 28,502,024
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,502,024
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.8%
12	Type of Reporting Person CO

CUSIP No. 05550J101	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons CVC Beacon GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 28,502,024
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 28,502,024
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,502,024
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.8%
12	Type of Reporting Person OO (limited liability company)

CUSIP No. 05550J101	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons CVC Beacon LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 28,502,024
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 28,502,024
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,502,024
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.8%
12	Type of Reporting Person PN

CUSIP No. 05550J101	Schedule 13G	Page 5 of 9

ITEM 1. (a)	Name of Issuer:

BJ’s Wholesale Club Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

25 Research Drive, Westborough, Massachusetts 01581.

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

CVC European Equity V Limited (“CVC V”),

CVC Beacon GP LLC (“CVC GP LLC”), and

CVC Beacon LP (“CVC LP”).

(b)	Address or Principal Business Office:

The address of CVC V is 1 Waverley Place Union Street, St Helier, Jersey JE1 1SG. The address of CVC GP LLC and CVC LP is c/o CVC Advisors (U.S.), Inc., 712 Fifth Avenue, 43rd Floor, New York, NY 10019.

(c)	Citizenship of each Reporting Person is:

CVC V is organized under the laws of the Channel Islands. CVC GP LLC and CVC LP are organized in the state of Delaware.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

05550J101

ITEM 3.

Not applicable.

CUSIP No. 05550J101	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2018, based upon 136,838,433 shares of Common Stock outstanding as of November 3, 2018.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CVC European Equity V Ltd	28,502,024	20.8%	0	28,502,024	0	28,502,024
CVC Beacon GP LLC	28,502,024	20.8%	0	28,502,024	0	28,502,024
CVC Beacon LP	28,502,024	20.8%	0	28,502,024	0	28,502,024

CVC LP is the record holder of the shares of Common Stock reported herein.

CVC GP LLC is the general partner of CVC LP. CVC V is the managing member of CVC GP LLC. Investment and voting power with regard to shares held of record by CVC LP rests with the board of directors of CVC V, which consists of James Culshaw, Carl Hansen and Fred Watt. As such, each of these entities and individuals may be deemed to share beneficial ownership of the shares held of record by CVC LP. Each of Messrs. Culshaw, Hansen and Watt disclaim beneficial ownership of the securities held of record by CVC LP.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 05550J101	Schedule 13G	Page 7 of 9

ITEM 10.	Certification.

Not applicable.

CUSIP No. 05550J101	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2019

CVC European Equity V Limited

By:	/s/ Carl John Hansen
Name: Carl John Hansen
Title: Director

CVC Beacon GP LLC By: CVC European Equity V Limited, its managing member

By:	/s/ Carl John Hansen
Name: Carl John Hansen
Title: Director

CVC Beacon LP By: CVC Beacon GP LLC, its general partner By: CVC European Equity V Limited, its managing member

By:	/s/ Carl John Hansen
Name: Carl John Hansen
Title: Director

CUSIP No. 05550J101	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.